Broker-Dealer Engagement Agreement – Reg A+ Tier 2

This agreement (together with exhibits and schedules, the "Agreement") is entered into by and between American Hospitality Properties REIT, Inc. ("Issuer"), a Delaware corporation, and Rialto Markets LLC., a Delaware Limited Liability Company ("Rialto") and FINRA registered Broker Dealer in all 50 states and Puerto Rico. Issuer and Rialto agree to be bound by the terms of this Agreement, effective as of (the "Effective Date"): 01 / 27 / 2022

Whereas, Rialto is a registered broker-dealer providing services in the equity and debt securities market, including offerings conducted via SEC approved exemptions such as Reg D 506(b), 506(c), Regulation A+, Reg CF and others;

Whereas, Issuer is offering securities directly to the public in an offering exempt from registration under Regulation A Tier 2 (the "Offering") for **$50,000,000**; and

Now, Therefore, in consideration of the mutual promises and covenants contained herein and for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

1. Appointment, Term, and Termination

Issuer hereby engages and retains Rialto to provide operations and compliance services as listed:

a. Act as the Broker of Record for 1A (SEC), 5110 (FINRA) and Blue-Sky (States & Territories) filings'
b. Provide introductions and coordination with engaging additional parties and service providers
c. assist with use of an "Issuer Reg A Raise" website where potential and current investors begin the process of onboarding/investing by entering their interest, required personal information and review and sign all offering related documentation;
d. performing AML/KYC on all investors;
e. coordination with Registered Transfer Agent of the Company;
f. coordination with the escrow agent of the Company for funds raised;
g. coordination with the Company's legal partners; and
h. providing other financial advisory services normal and customary for similar transactions and as may be mutually agreed upon by Rialto Markets LLC and the Company (collectively, the "Services").
i. Investment Applicant Services (see Schedule B for associated fees)
j. "Payment Rails" for the use of providing investors with the ability to invest in the offering using ACH and if available, credit cards.

The Agreement will commence on the Effective Date and will remain in effect for a period of twelve (12) months and will renew automatically for successive renewal terms of twelve (12) months each unless any party provides notice to the other party of non-renewal at least sixty (60) days prior to the expiration of the current term. If Issuer defaults in performing the obligations under this Agreement, the Agreement may be terminated (i) upon sixty (60) days written notice if Issuer fails to perform or observe any material term, covenant or condition to be performed or observed by it under this Agreement and such failure continues to be unremedied, (ii) upon written notice, if any material representation or warranty made by either Provider or Issuer proves to be incorrect at any time in any material respect, (iii) in order to comply with a Legal Requirement, if compliance cannot be timely

achieved using commercially reasonable efforts, after providing as much notice as practicable, or (iv) upon thirty (30) days' written notice if Issuer or Rialto commences a voluntary proceeding seeking liquidation, reorganization or other relief, or is adjudged bankrupt or insolvent or has entered against it a final and unappealable order for relief, under any bankruptcy, insolvency or other similar law, or either party executes and delivers a general assignment for the benefit of its creditors. The description in this section of specific remedies will not exclude the availability of any other remedies. Any delay or failure by Issuer to exercise any right, power, remedy or privilege will not be construed to be a waiver of such right, power, remedy or privilege or to limit the exercise of such right, power, remedy or privilege. No single, partial or other exercise of any such right, power, remedy or privilege will preclude the further exercise thereof or the exercise of any other right, power, remedy or privilege. All terms of the Agreement, which should reasonably survive termination, shall so survive, including, without limitation, limitations of liability and indemnities, and the obligation to pay Fees relating to Services provided prior to termination.

Fees for early termination of the offering by the Issuer post the issuance of the FINRA No Objection Letter will be the greater of $30,000 or the percentage owed to Rialto as agreed to within this agreement, not to exceed $30,000. As Rialto does not charge any fees up front, this early termination fee is to cover costs associated with the services and work performed by Rialto up to the point of early termination and any regulatory type requirements after.

The Issuer has a right of "termination for cause" which includes the material failure of Rialto Markets to provide the services outlined in this agreement. An Issuer's exercise of its right of "termination for cause" eliminates any obligations with respect to the payment of any termination fee or provision of any right of first refusal. The Issuer shall not be responsible for paying the termination fee unless an offering or other type of transaction (as set forth in this agreement) is consummated within two years of the date of the engagement is terminated by the Issuer.

2. **Services.** Rialto will perform the services listed above in section 1, in connection with the Offering (the "Services"). Unless otherwise agreed to in writing by the parties.

3. **Compensation.** As compensation for the Services, Issuer shall pay to Rialto fees equal to 1% for Broker of Record services listed as a-i in section 1 above on the aggregate amount raised by the Issuer *for the Silver Service Level*. This will only start after FINRA Corporate Finance issues a No Objection Letter for the offering. Issuer authorizes Rialto to deduct the fee directly from the Issuer's third-party escrow or payment account. At 1%, the Maximum compensation is $500,000.

As compensation for Investor Outreach Services, where Rialto will introduce the offering to its network of Institutional and Accredited types of investors, Issuer will pay Rialto 8% of the successful amount raised only through Rialto's direct introductions/ and introductory efforts, instead of the aforementioned 1% (not 9%). Although the offering is for $50,000,000, Rialto does not estimate raising more than $30,000,000 of the $50M through Investor Outreach, so is setting the maximum commission of $2,400,000 regardless of raising more than $30,000,000. Rialto will track and evidence any investments to be charged at the 8% rate for its Investor Outreach Services, and will ensure these investments are not charged at a combined rate of 9%, and that no more than $30,000,000 will be charged at 8%. If all $30,000,000 are filled at 8%, that leaves a maximum of $20,000,000 to be charged at the 1% level for $200,000; therefore the Maximum Commission that could be charged would be $2,600,000.

There are no expected out of pocket due diligence expenses for this offering.

The Issuer shall also engage Rialto as a consultant to provide ongoing general consulting services relating to the Offering such as coordination with third party vendors and general guidance with respect to the Offering. The Issuer will pay a one-time Consulting Fee of $10,000 which will be due and payable 30 days after FINRA issues a No Objection Letter.

Maximum Compensation is $2,610,000 ($200,000 for 1% of Success and $2,400,000 (max) for 8% of Investor Outreach and $10,000 Consulting Fee post FINRA issued No Objection Letter).

4. **Regulatory Compliance**

Issuer and all its third-party providers shall at all times (i) comply with direct requests of Rialto; (ii) maintain all required registrations and licenses, including foreign qualification, if necessary; and (iii) pay all related fees and expenses (including the FINRA Corporate Filing Fee), in each case that are necessary or appropriate to perform their respective obligations under this Agreement. Issuer shall comply with and adhere to all Rialto policies and procedures.

FINRA Corporate Filing Fee for this $50,000,000 best-efforts offering is $8,000 but has been paid previously through the prior BD and is there is no requirement to pay again for the Transfer. The FINRA Fee is .00015 of total offering amount + $500.

Issuer and Rialto will have the shared responsibility for the review of all documentation related to the Transaction but the ultimate discretion about accepting an Issuer will be the sole decision of the Issuer. Each Investor will be considered to be that of the Issuer's and NOT Rialto.

Issuer and Rialto will each be responsible for supervising the activities and training of their respective sales employees, as well as all of their other respective employees in the performance of functions specifically allocated to them pursuant to the terms of this Agreement.

Issuer and Rialto agree to promptly notify the other concerning any material communications from or with any Governmental Authority or Self-Regulatory Organization with respect to this Agreement or the performance of its obligations, unless such notification is expressly prohibited by the applicable Governmental Authority.

Issuer has provided Rialto with a signed "Deal Transfer Letter" on company letter head for Rialto to file with FINRA to transfer the deal to Rialto within the Public Offering Filing System.

Issuer has agreed that no individuals outside of Rialto will be registered with Rialto Markets LLC for the distribution of this offering.

5. **Role of Rialto.** Issuer acknowledges and agrees that Issuer will rely on Issuer's own judgment in using Rialto' Services. Rialto (i) makes no representations with respect to the quality of any investment opportunity or of any issuer; (ii) does not guarantee the performance to and of any Investor; (iii) will make commercially reasonable efforts to perform the Services in accordance with its specifications; (iv) does not guarantee the performance of any party or facility which provides connectivity to Rialto; and (v) is not an investment adviser, does not provide investment advice and does not recommend securities transactions and any display of data or other information about an investment opportunity, does not constitute a recommendation as to the appropriateness, suitability, legality, validity or profitability of any transaction. Nothing in this Agreement should be construed to create a partnership, joint venture, or employer-employee relationship of any kind.

Issuer acknowledges and agrees that Rialto was not made aware of any, nor was Rialto part of the production or distribution or use of any "Testing The Waters" materials.

6. **Indemnification and Legal**

As part of this Agreement, indemnification provisions between the parties are set out in Schedule A and form part of this Agreement.

Each provision of this Agreement is several and is not affected if another provision of this Agreement is found to be invalid or unenforceable or to contravene applicable law or regulations. This Agreement is not intended to and does not confer any rights upon any shareholder of the Company or, except as expressly provided herein, any

other person. The provisions of this letter agreement shall be binding upon the Company and its successors and assigns.

Nothing herein is intended to create or shall be construed as creating a fiduciary relationship between the Company and Rialto Markets LLC. No term or provision of this agreement may be amended, discharged or modified in any respect except in writing signed by the parties hereto. This Agreement sets out the entire agreement between us.

This Agreement will be construed in accordance with the laws of the State of New York. Any dispute, controversy or claim directly or indirectly relating to or arising out of this Agreement, or the breach thereof, shall be settled by arbitration administered by the American Arbitration Association under its Commercial Arbitration Rules, and judgment on the award rendered by the arbitrator(s) may be entered in any court having jurisdiction thereof.

The costs and expenses (including reasonable attorney's fees of the prevailing party) shall be borne and paid by the party that the arbitrator, or arbitrators, determines is the non-prevailing party. The Company agrees and consents to personal jurisdiction, service of process and venue in any federal or state court within the State of New York in connection with any action brought to enforce an award in arbitration and in connection with any action to compel arbitration.

Each of Rialto Markets LLC and the Company on its own behalf and, to the extent permitted by applicable law, on behalf of its shareholders waives all right to trial by jury in any action, proceeding or counterclaim (whether based upon contract, tort or otherwise) related to or arising out of the engagement of Rialto Markets LLC pursuant to, or the performance by Rialto Markets LLC of the services contemplated by this agreement.

Pursuant to the requirements of the USA Patriot Act (the "Act") and other applicable laws, rules and regulations, Rialto Markets LLC is required to obtain, verify and record information that identifies the Company, which information includes the name and address of the Company and other information that will allow Rialto Markets LLC to identify the Company in accordance with the Act and such other laws, rules and regulations.

7. Confidentiality

"Confidential Information" means any information disclosed to a receiving party by the disclosing party, either directly or indirectly in writing, orally or by inspection of tangible objects, including without limitation announced and unannounced products, disclosed and undisclosed business plans and strategies, financial data and analysis, customer names and lists, customer data, funding sources and strategies, and strategies involving strategic business combinations which are conspicuously labeled and/or marked as being confidential or otherwise proprietary to the disclosing party. The receiving party agrees not to disclose any Confidential Information to third parties or to employees of the receiving party, except to its officers, directors, employees, partners, and advisors (including, but not limited to legal counsel, consultants, accountants and financial advisors). Those that receive the Confidential Information, collectively, "Representatives", are required to have the Confidential Information in order to evaluate or engage in discussions concerning the opportunity. The Company will only release the Confidential Information to Representatives after first apprising such Representatives of their obligation to treat such disclosed information as Confidential Information of the disclosing party.

The Company acknowledges that upon closing of the Financing, Rialto Markets LLC may, at its own expense, place an announcement in such newspapers, periodicals and other media, as it may choose, stating that Rialto Markets LLC has acted as the financial advisor to the Company, and provided the trading platform for the securities issued by the Company, in connection with such Financing. Any other text included in such announcement is subject to the prior written approval of the Company. The Company agrees to state, in any press release issued in connection with the Financing that Rialto Markets LLC and its Representatives have acted as the issuance advisor to the Company.

Should the Company wish to proceed, please confirm acceptance of the terms of this Agreement by signing and returning one copy to me.

8. Miscellaneous

ANY DISPUTE OR CONTROVERSY BETWEEN THE ISSUER AND PROVIDER RELATING TO OR ARISING OUT OF THIS AGREEMENT WILL BE SETTLED BY ARBITRATION BEFORE AND UNDER THE RULES OF THE ARBITRATION COMMITIEE OF FINRA.

This Agreement is non-exclusive and shall not be construed to prevent either party from engaging in any other business activities

This Agreement will be binding upon all successors, assigns or transferees of Issuer. No assignment of this Agreement by either party will be valid unless the other party consents to such an assignment in writing. Either party may freely assign this Agreement to any person or entity that acquires all or substantially all of its business or assets. Any assignment by the either party to any subsidiary that it may create or to a company affiliated with or controlled directly or indirectly by it will be deemed valid and enforceable in the absence of any consent from the other party.

Neither party will, without prior written approval of the other party, place or agree to place any advertisement in any website, newspaper, publication, periodical or any other media or communicate with the public in any manner whatsoever if such advertisement or communication in any manner makes reference to the other party, to any person or entity that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control, with the other party and to the clearing arrangements and/or any of the Services embodied in this Agreement. Issuer and Rialto will work together to authorize and approve co-branded notifications and Issuer facing communication materials regarding the representations in this Agreement. Notwithstanding any provisions to the contrary within, Issuer agrees that Rialto may make reference in marketing or other materials to any transactions completed during the term of this Agreement, provided no personal data or Confidential Information is disclosed in such materials.

THE CONSTRUCTION AND EFFECT OF EVERY PROVISION OF THIS AGREEMENT, THE RIGHTS OF THE PARTIES UNDER THIS AGREEMENT AND ANY QUESTIONS ARISING OUT OF THE AGREEMENT, WILL BE SUBJECT TO THE LAWS OF THE STATE OF NEW YORK, WITHOUT REGARD TO CONFLICT OF LAW PRINCIPLES. The language used in this Agreement shall be deemed to be the language chosen by the parties to express their mutual intent, and no rule of strict construction will be applied against any party

If any provision or condition of this Agreement will be held to be invalid or unenforceable by any court, or regulatory or self-regulatory agency or body, the validity of the remaining provisions and conditions will not be affected and this Agreement will be carried out as if any such invalid or unenforceable provision or condition were not included in the Agreement.

This Agreement sets forth the entire agreement between the parties with respect to the subject matter hereof and supersedes any prior agreement relating to the subject matter herein. The Agreement may not be modified or amended except by written agreement.

This Agreement may be executed in multiple counterparts and by facsimile or electronic means, each of which shall be deemed an original but all of which together shall constitute one and the same agreement.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

Company:	American Hospitality Properties REIT, Inc.	Rialto Markets LLC
Signature:	W L Nelson	[signature]
Print Name:	W.L. "Perch" Nelson	Joel Steinmetz
Title:	Director, CEO	COO
Date:	01 / 27 / 2022	02 / 11 / 2022

Jan27-2022-JC

Schedule B – Investment Applicant Service Levels (j. on page 1)

- Silver: 1% of funds raised
  - 50 states
  - AML / KYC processing
    - Subscription agreement review
    - Exceptions handled by Issuer
    - Proactive outreach handled by Issuer
  - Marketing Material review

- Gold: 2% of funds raised (Silver level PLUS)
  - Direct exception handling, for example:
    - Payment issues
    - Application issues
    - KYC exceptions
    - Chatty Investor dialogue
    - Proactive outreach handled by Issuer

- Platinum: 3% of funds raised (Gold level PLUS)
  - Proactive investor applicant outreach:
    - Follow-up contact with investors who place incomplete applications
    - Follow-up contact with those applicants who expressed interest but did not complete the application
  - Escrow management:
    - Reconciliation of all payments in and out of the escrow account

Jan27-2022-JC

Schedule C – Compensation and Fee Chart

Offering Amount: $50,000,000 (TRANSFER)

American Hospitality Properties REIT, Inc.

Fees Due Upon Execution of Agreement

DESCRIPTION	AMOUNT	PAYABLE UPON
Consulting Fee	$10,000	Within 30 Days of FINRA's issuance of the No Objection Letter

Fees Due Upon Success of Reg A+ Offering

DESCRIPTION	AMOUNT	PAYABLE UPON
Broker of Record/Compliance & Administrative Services Fees *(For services provided as listed in a. through j. on page 1 of this agreement). This counts as Compensation.*	1% of funds raised *-SILVER PLAN (Schedule B) for $500,000*	Success of Financing
Equity Compensation	***NONE***	
Investor Outreach *(Introduction to Institutional and Accredited type investors). This counts as Compensation.*	8% of $30,000,000 for a maximum of $2,400,000	Success of Financing
TOTAL MAXIMUM COMPENSATION: $2,610,000* (5.2% of $50M)		
TOTAL MAXIMUM EXPENSES: $0		

*Commission rates will not be combined at 9%, instead commissions are capped at 8% up to $2,400,000 for $30,000,000 of the offering. The remaining $20,000,000 at 1% would be $200,000 for a maximum of 2,600,000. If all $50,000,000 is filled without any of Rialto's Investor Outreach, the max commissions will be $510,000 (including the consulting fee).

WLN JL

Jan27-2022-JC

TITLE	Revised Engagement Agreement
FILE NAME	(CLEAN) Revised 1...22-JC - $50M.docx
DOCUMENT ID	9fd07b273cf8ab1204f43f8732ccd26f2b8c95c2
AUDIT TRAIL DATE FORMAT	MM / DD / YYYY
STATUS	Signed

Document History

SENT	**01 / 27 / 2022** 13:35:15 UTC-5	Sent for signature to W.L. Perch Nelson (perch.nelson@phoenixamericanhospitality.com) and Joel Steinmetz (joel@rialtomarkets.com) from compliance@rialtomarkets.com IP: 173.54.35.233
VIEWED	**01 / 27 / 2022** 13:44:57 UTC-5	Viewed by W.L. Perch Nelson (perch.nelson@phoenixamericanhospitality.com) IP: 216.215.105.18
SIGNED	**01 / 27 / 2022** 13:45:43 UTC-5	Signed by W.L. Perch Nelson (perch.nelson@phoenixamericanhospitality.com) IP: 216.215.105.18
VIEWED	**02 / 11 / 2022** 13:09:18 UTC-5	Viewed by Joel Steinmetz (joel@rialtomarkets.com) IP: 68.192.216.74

HELLOSIGN

Audit Trail

TITLE	Revised Engagement Agreement
FILE NAME	(CLEAN) Revised 1...22-JC - $50M.docx
DOCUMENT ID	9fd07b273cf8ab1204f43f8732ccd26f2b8c95c2
AUDIT TRAIL DATE FORMAT	MM / DD / YYYY
STATUS	● Signed

Document History

SIGNED	**02 / 11 / 2022** 13:14:49 UTC-5	Signed by Joel Steinmetz (joel@rialtomarkets.com) IP: 68.192.216.74
COMPLETED	**02 / 11 / 2022** 13:14:49 UTC-5	The document has been completed.